UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Surgical Care Affiliates, Inc.

(Name of Subject Company)

Surgical Care Affiliates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86881L106

(CUSIP Number of Common Stock)

Andrew P. Hayek

Chairman, President and Chief Executive Officer

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

(847) 236-0921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Shim, Esq.

James E. Langston, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) previously filed by Surgical Care Affiliates, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on February 21, 2017, relating to the exchange offer by Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), to acquire all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share (the “Shares”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 8, as follows:

“(l) Expiration of the Offer.

At 12:01 a.m., New York City time, on March 24, 2017, the Offer expired and was not extended. Purchaser was advised by Wells Fargo Bank, N.A., the depository and exchange agent for the Offer, that as of the expiration of the Offer, a total of 28,026,073 Shares were validly tendered in the Offer and not properly withdrawn, representing approximately 68.7% of the outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the minimum tender condition, as such term is defined in the Prospectus/Offer to Exchange, and all conditions to the Offer were satisfied. Accordingly, Purchaser accepted for exchange, and will promptly exchange, all Shares validly tendered and not properly withdrawn.

Following consummation of the Offer, the Company and Purchaser will complete the First Merger without a vote of the stockholders of the Company pursuant to DGCL Section 251(h). In the First Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by UnitedHealth Group, Purchaser, or any direct or indirect wholly owned subsidiary of UnitedHealth Group or any Shares held by the Company as treasury stock, or (ii) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, DGCL Section 262 with respect to such Shares) will be converted into the right to receive the Transaction Consideration from Purchaser. Accordingly, all Shares will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2017	Surgical Care Affiliates, Inc.

	By:	/s/ Andrew P. Hayek
Andrew P. Hayek, Chairman, President and Chief Executive Officer